

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Gregory C. Thompson
Chief Financial Officer
Georgia Gulf Corporation
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

>    **Re:   Georgia Gulf Corporation**
>    **Registration Statement on Form S-4**
>    **Filed September 5, 2010**
>    **File No. 333-183724**
>    **Preliminary Proxy Statement on Schedule 14A**
>    **Filed September 5, 2012**
>    **File No. 001-09753**

Dear Mr. Thompson:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, proxy statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Georgia Gulf Corporation and Eagle Spinco Inc. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable. This will eliminate the need for us to repeat similar comments.

2. The explanatory note included in your proxy statement, as well as in the registration statement on Form S-4, includes, among other things, a statement that once a final decision is made regarding the manner of distribution of the shares of Splitco common stock, your filings, including the Form S-4/S-1 filed by Splitco, will be amended to reflect such decision. Please note that we will need sufficient time to review any such

amendment.

Registration Statement on Form S-4

General

3.      Please file all exhibits with your next amendment or otherwise supply us with drafts of the legal and tax opinions.

4.      We note that certain market data disclosure starting on page 30 of your latest annual report, which is incorporated by reference into this Form S-4, is based on reports prepared by third parties such as Chemical Market Associates Incorporated, American Chemistry Council Plastics Industry Producers Statistics Group and Chemical Data Inc. If true, please confirm that all market and industry data represents information that was not commissioned by you for use in your disclosure documents. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. We may have additional comments after we review your response.

Prospectus Cover Page

5.      In the "Explanatory Note" you state that the purpose of the registration statement is to register the issuance of Georgia Gulf shares of common stock in the merger transaction. Your prospectus cover page, however, must also include information indicative of the transaction being registered in accordance with the requirements of Item 1 of Form S-4 and Item 501 of Regulation S-K. To help shareholders better understand the different layers of a highly sophisticated Reverse Morris Trust structure, please revise your disclosure here and throughout the prospectus to properly highlight the issuance of Georgia Gulf shares in the merger as the transaction being covered by the registration statement, and de-emphasize disclosures related to the PPG – Splitco exchange offer covered by the Splitco Form S-4/S1 registration statement. Please reflect these changes also in sections of the filing such as "Where You Can Find More Information" on page 193 to properly identify the prospectuses forming a part of this registration statement. In addition, please revise your registration statement to include disclosure pursuant to the following items of Form S-4, or otherwise explain to us why this disclosure would not be required: Items 3(h); 4(b); 18(a)(1), (2), (4), and (6).

Questions and Answers About This Exchange Offer and the Transactions, page 4

6.      Please consider adding a separate Q&A section to briefly address the material differences between the rights of shareholders of a Delaware company and the rights of shareholders of a Pennsylvania corporation.

Summary Historical Consolidated Financial Data of Georgia Gulf, page 31

7.      In order to enhance comparability to the Chlor-Alkali and Derivatives Business data and to the proforma information, please revise to present the financial data in millions.

Reconciliation of Adjusted EBITDA to net income (loss), page 34

8.      Please reconcile your acquisition adjustment for depreciation to your pro forma adjustments found elsewhere in this filing.

Risk Factors, page 37

If the Distribution, including the debt Exchange, does not qualify as a tax free transaction…, page 40

9.      Please refer to the disclosure in the last paragraph of this risk factor. The disclosure suggests that PPG may be "generally entitled to indemnification by Splitco" even in the absence of a disqualifying event.  To help shareholders better understand the scope of Splitco's indemnification obligations, please expand your disclosure here to provide additional context to circumstances giving rise to these liabilities.

Table of Contractual Obligations, page 97

10.     Please revise your disclosures to include a footnote to your table of contractual obligations which summarizes the new indebtedness to be entered into in connection with this transaction.

Unaudited Pro Forma Condensed Combined Financial Statements of Georgia Gulf and the PPG Chlor-alkali and Derivatives Business, page 105

Note 2. Acquisition Adjustments, page 110

11.     While we understand that this is a preliminary allocation, please revise to include a more specific and comprehensive discussion of the underlying reasons that led to the amount of goodwill expected to be recognized.

12.     We note your disclosure related to intangible assets that the use of different methodologies or assumptions could result in materially different values.  Please clarify whether you anticipate utilizing different methodologies or assumptions and further explain whether any additional steps need to be taken in determining the value of the intangibles acquired in this merger.

Note 3. Financing Adjustments, page 114

13.     Please revise to disclose and discuss how you determined your assumed interest rates.  If the rates you are using in your pro forma adjustment represent committed rates, please state as such.

Note 4 – Items Not Included, page 115

14.     We note that you have not included pro forma adjustments for certain material items which you believe are nonrecurring.  It is unclear why you believe these matters should not be reflected in your pro forma, as they appear to recur beyond the transaction date.  Please note, the duration of the recurrence is not determinative for SEC pro forma purposes.  The effect need only recur beyond the transaction date to have a continuing impact.  As such, it appears that you should give pro forma effect to these matters assuming the transactions occurred on January 1, 2011.

Post-Closing Georgia Gulf Board of Directors and Officers, page 137

15.     Please update your disclosure in the second paragraph to reflect changes in the management team.  In this regard we note the Rule 425 communication filed by the company on September 20, 2012 announcing the hiring from PPG of the Vice President of Supply Chain.

Debt Financing, page 168

16.     Please tell us what consideration you have given to filing the commitment letters as exhibits to the registration statement.

Chlorine Sales Agreement Amendment, page 178

17.     Please tell us whether you intend to file the amended agreement as an exhibit to the registration statement.

Description of Georgia Gulf Capital Stock, page 180

18.     We note the statement in the second introductory paragraph that the description of Georgia Gulf's capital stock is "qualified in its entirety by reference to … the applicable provisions of Delaware law."  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.

Legal Matters, page 192

19.     Please revise your disclosure to clarify that the only opinion of counsel being rendered in connection with this registration statement is the opinion of Jones Day, filed as Exhibit 5.1.

Exhibit 2.1 Agreement and Plan of Merger

20.     Please provide us supplementally with a list that briefly identifies and summarizes the contents of each of the Disclosure Letters (as the term is defined in the merger agreement).  Please note that in accordance with Item 601(b)(2) of Regulation S-K, the merger agreement incorporated by reference in the registration statement, must contain a list briefly identifying the contents of all omitted schedules.  Please revise your disclosure accordingly.

Undertakings

21.     Please revise your disclosure to include undertakings set forth in Item 512(a)(6) of Regulation S-K.

Preliminary Proxy Statement on Schedule PREM14A

General

22.     Please provide us with copies of all materials prepared by each of the company's financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives.  This includes copies of the board books and all transcripts, summaries and video presentation materials.

Letter to the Stockholders

23.     Please provide disclosure similar to that provided in the Form S-4 registration statement that explains that the PPG shareholders will be receiving Splitco common stock at a discount to the per-share value of Georgia Gulf Common Stock.

24.     Please revise the fourth paragraph of your disclosure to specifically identify the exchange ratio.  Based on your Form S-4 disclosure, it appears that the 35.2 million shares of Georgia Gulf's common stock represent the maximum number of shares to be issued in the merger.  Please revise your disclosure accordingly and address this comment in other parts of the filing where similar disclosure appears.

Q: What is Georgia Gulf proposing?, page 5

25.     Please revise your disclosure to include the total value of the merger consideration.  In

this regard, we note the pro-forma disclosures at the top of page 82 of the proxy. Please include similar disclosure in the summary of Transactions on page 14.

Q: What are the principal adverse consequences of the Transactions to Georgia Gulf stockholders? Page 7

26.     We note your disclosure here and throughout the filing that following consummation of the Transactions "at least 50.5%" of Georgia Gulf common stock is expected to the held by pre-merger PPG stockholders, and "no more than 49.5%" is expected to be held by pre-merger Georgia Gulf stockholders. With a view towards disclosure, please explain to us whether there are any limits to PPG's stockholders' level of ownership following the consummation of the Transactions and revise the relevant sections of the filing to highlight the maximum level of dilution that the Georgia Gulf shareholders may incur as a result of the merger.

Q: How will the Transactions impact the future liquidity and capital resources of Georgia Gulf?, page 7

27.     To help the shareholders better understand the effect that the acquired business will have on the company's liquidity, please expand your disclosure to address not only the cost synergies you expect to realize as a result of the merger, but also the anticipated short-term and long-term impact that the PPG Chlor-alkali and Derivatives Business may have on the company's operating results. For instance, it is unclear how much this business will contribute to its cash from operations.

28.     To the extent possible, please quantify the anticipated one-time transaction related costs Georgia Gulf expects to incur.

Summary, page 13

The Transactions, page 14

29.     When you discuss the transfer of PPG Chlor-alkali and Derivatives Business to Splitco, your disclosure should also indicate that as a result of the Transactions, Georgia Gulf will also acquire PPG's interest in PHH, the parties' joint venture, PPG's interest in TCI, as well as PPG's interest in RS Cogen. With respect to the transfer of PPG's interest in TCI, in an appropriate section of the filing, please expand your disclosure to discuss the significance of TCI to the PPG Chlor-alkali and Derivatives Business, and the circumstances that may prevent such transfer, causing a reduction to the merger consideration. In this regard, we note your "Transfer of the TCI Interests" disclosure on page 150. In addition, please tell us what consideration you have given to including relevant risk factor disclosure.

Risk Factors, page 27

30.     Please either revise or remove the last sentence in the preamble paragraph to ensure that your disclosure covers only risks currently material to your business.

Georgia Gulf will incur significant costs related to the consummation of the Transactions …, page 27

31.     To the extent possible, please quantify the "significant" costs Georgia Gulf is expected to incur in connection with the Transactions.

Georgia Gulf will assume certain material pension and post-retirement welfare benefits…, page 28

32.     To the extent possible, please disclose the amount of estimated near-term pension and health obligations.

33.     We note that, in addition to the retirement related liabilities to be assumed by Georgia Gulf in the merger, Georgia Gulf will carry a significant amount of goodwill in its balance sheet.  Please tell us what consideration you have given to including risk factor disclosure related to goodwill.

Georgia Gulf's business, financial condition and results of operations may be adversely affected following the Transactions…, page 30

34.     We note disclosure that third party consents are required to assign certain contracts from PPG to Splitco.  Please expand your disclosure to discuss the impact that the loss of a contract due to failure to obtain a third party's consent may have on the acquired business.  To the extent material, please discuss the consideration that the board gave to the potential risk of losing contracts material to the business and the overall impact that the merger may have on the acquired business' customer base, as part of the "Georgia Gulf's Reasons for the Transactions" disclosure on page 98.

Georgia Gulf's operations and assets are and will continue to be subject to extensive environmental, health and safety laws…, page 35

35.     We note disclosure in the third paragraph of the "Regulatory and Environmental Matters" discussion on page 60 stating that a final decision related to the ORSANCO matter "could materially impair the ability of the PPG Chlor-alkali and Derivatives Business to operate its Natrium, West Virginia facility."  We also note disclosure in the fifth paragraph related to significant capital expenditures tied to future compliance with USEPA proposed Boiler MACT regulations.  Please expand your risk factor disclosure to encompass these risks.

36.	We note disclosure in the last paragraph on page 61 that as of June 30, 2012, the PPG Chlor-alkali and Derivatives Business had reserves for environmental contingencies totaling $33 million.  Please quantify your disclosure here accordingly.

Information About the Special Meeting, page 45

Solicitation of Proxies, page 47

37.	You indicate that Georgia Gulf directors, officers and employees may solicit proxies in person, by telephone or other electronic means.  Specify the means by which these persons may solicit electronically.  Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A.  See Exchange Act Rules 14a-6(b) and (c).  Please confirm your understanding in the response letter.

Information on Georgia Gulf, page 51

Georgia Gulf's Business After the Transactions, page 51

38.	To help shareholders objectively evaluate Georgia Gulf's business post-merger, please quantify, to the extent possible, seemingly subjective disclosure related, for example, to the "significant" increase of the company's chlorine and caustic production flexibility and capacity, or the assumption of "substantial" tax-qualified and non-tax-qualified pension obligations.  Please note that these examples are not meant to be exclusive.

Information on the PPG Chlor-Alkali and Derivatives Business, page 57

Raw Materials and Energy, page 59

39.	With a view towards disclosure, please tell us whether you anticipate that similar sources of supply to raw materials critical to PPG Chlor-Alkali and Derivatives Business will be available to you following consummation of the Transactions.

Seasonality, page 59

40.	Please expand disclosure to discuss the historical impact that the fixed ratio of chlorine/caustic soda production has had on PPG Chlor-alkali and Derivatives Business's results of operations due to constrains in manufacturing capacity and/or ability to sell the co-product.  To the extent necessary, please consider adding relevant risk factor disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the PPG Chlor-Alkali and Derivatives Business, page 60

Separation of the PPG Chlor-alkali and Derivatives Business from PPG Industries, Inc., page 64

41.     Please supplement your disclosure by describing what a "Reverse Morris Trust transaction" is, identifying also the aspects of the structure that render it "tax efficient."

Liquidity and Capital Resources, page 68

Performance Overview, pages 66

42.     We note your disclosure in the second paragraph relating to the adverse effect that higher manufacturing and maintenance costs, as well as the lower capacity utilization due to unplanned production outages, had on the results of operations. Please revise your disclosure to explain the underlying reasons behind the higher manufacturing costs, as well as the circumstances surrounding the unplanned outages, describing also how long these outages lasted.

The Transactions, page 89

Background of the Transactions, page 93

43.     We note your statement about Georgia Gulf's and PPG's long-standing commercial relationship. In an appropriate section of the filing please consider providing shareholders with additional insight into the parties' past and current business arrangements. Refer also to the requirements of Item 14(b)(7) of Schedule 14A and Item 1011(a)(1) of Regulation M-A.

44.     Please refer to disclosure in the second paragraph. Please supplement your disclosure to explain why the Reverse Morris Trust structure was selected by the parties as the most advantages in achieving both parties' strategic objectives.

45.     Please provide some context to your disclosure in the third paragraph to help shareholders better understand why integration into chlorine supply represented a principal strategic objective for Georgia Gulf.

46.     Please enhance your disclosure by providing some insight into any discussions, meetings, or other strategic step taken by the parties following the execution of the confidential agreement in May of 2010 which ultimately resulted in Georgia Gulf's publicly announcing its goal to substantially augment its access to chlorine supply.

47.     Your disclosure throughout this section should describe in sufficient detail who initiated contact among the parties, the dates when the meetings took place, the material issues

discussed and the positions taken by the parties at each meeting.  In this regard, we note, for example, that disclosure in the last paragraph on page 93 regarding the meetings which took place between August and October 2011 between the CEOs of the two companies is rather broad.

48.    Refer to your disclosure in the first paragraph on page 94.  Please disclose what other potential opportunities and strategic alternatives the board considered and why it determined that a business combination with PPG through a Reverse Morris Trust Acquisition presented a better strategic alternative and provided a greater value for Georgia Gulf and its stockholders.  We note that during the February 29, April 16, 25 and 27, 2012 meetings the board continued to discuss other possible transactions to enhance Georgia Gulf's integration into the chlorine business.

49.    Please refer to disclosure in the first full paragraph on page 96.  In light of the contemplated Transactions, please explain the significance of requiring Georgia Gulf not to terminate the existing chlorine supply agreement prior to the end of 2016.

50.    Please enhance your discussion on page 97 relating to the negotiation of the material terms of the transaction agreements.   Please explain how the parties arrived at the exchange ratio, the upper limit in the number of Splitco shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

Georgia Gulf's Reasons for the Transactions, page 98

51.    With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

52.    Please identify the basis for the board's expectation that after the Transactions, Georgia Gulf will achieve annualized cost synergies of $115 million within the first two years of the merger.  Please revise your disclosure to provide context to these estimated costs savings, by demonstrating how the vertical integration will enable the company to optimize its operating rates, procure more favorably raw materials and achieve freight and logistics optimization.

53.    Please also discuss the basis giving rise to management's expectation that the Transactions will be accretive to Georgia Gulf's future earnings "from day one."  In this regard we note comments made by the company's CEO during an investor conference call hosted by both Georgia Gulf and PPG (see Rule 425 communication filed on July 19, 2012).

54.    We note two employee-related Rule 425 communications filed on July 19, 2012 and August 1, 2012, respectively.  The communications include statements such as the company is expected to be "the 3rd largest chlorine producer in North America," and that

merging with PPG's chlor-alkali and derivatives business would render the company "entirely independent of [its] chlorine needs." Please provide the bases for making these statements and ensure that all Rule 425 communications and other soliciting materials are consistent with the disclosures contained in this filing.

55.     Please discuss how the 2009 recapitalization, which was necessitated by the deteriorating market conditions and the company's significant debt, $1.5 billion of which was incurred in connection with the 2006 acquisition of Royal Group, affected the board's decision to pursue a transaction with PPG which will in turn substantially increase the company's indebtedness.

Opinions of Georgia Gulf's Financial Advisors, page 101

56.     With respect to the discounted cash flow analyses performed by each financial advisor, please disclose how they determined the multiples of enterprise value, the perpetuity growth rates, and with respect to Houlihan Lokey's opinion, the discount rates. To assist an understanding of how the financial advisors arrived at the disclosed implied values, please revise the disclosure to provide additional information about the underlying data used to calculate the implied values. For example, disclose whether there were high, low, average or median values calculated and present the information in a tabular format.

57.     Please clarify and, if necessary, reconcile the reference to "limitations upon the review undertaken by Barclays in rendering its opinion" with the statement that "no limitations were imposed by Georgia Gulf's board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion."

58.     Please enhance your discussion to clarify the apparent inconsistency between the statement that Barclays opinion does not in any manner address, Georgia Gulf's underlying business decision to proceed with or effect the Transactions with the bullet point discussion that Barclays reviewed and analyzed financial and operating information with respect to the business, operations and *prospects* of the PPG Chlor-alkali and Derivatives Business.

Selected Comparable Company Analysis, page 103
Selected Precedent Transaction Analysis, page 104

59.     Please enhance disclosure of the criteria used in selecting the comparable companies and transactions. For example, was the size of the companies or the Reverse Morris Trust structure a requirement in selecting comparable companies or comparable transactions? Please advise as to whether any companies or transactions meeting the selection criteria were excluded from the analysis. To the extent applicable, please address this comment also with respect to Houlihan Lokey's opinion.

General, page 106

60.     Please disclose the compensation that Barclays received for services provided to the company during the past two years in accordance with Item 1015(b)(4) of Regulation M-A, as well as the compensation Barclays is expected to receive in connection with the contemplated debt financing.

Houlihan Lokey Financial Advisors, Inc., page 107

61.     The last paragraph on page 110 contains language that appears to limit the extent to which shareholders are entitled to rely on your disclosure: "[t]his summary is not a complete description of Houlihan Lokey's opinion or the financial analyses performed and factors considered..."  While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings.

Miscellaneous, page 114

62.     Please clarify your disclosure related to services that Houlihan Lokey has performed for Georgia Gulf in the past, and revise your disclosure to provide all required Item 1015(b)(4) of Regulation M-A disclosure.

The Distribution, page 117

63.     Please disclose whether there are any limits to Georgia Gulf's indemnification obligations.

The Merger Agreement, page 120

64.     Please note that disclosure stating that the representations and warranties contained in the merger agreement were made solely for the benefit of the other parties to the agreement and that shareholders should not rely on the representations and warranties as characterizations of the actual state of facts suggests that the agreement does not constitute public disclosure under the federal securities laws of the United States.  Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties.  Please revise your disclosure to remove such implication.

Closing; Effective Time, page 120

65.     With respect to a closing taking place pursuant to the conditions set forth in clause (a), please clarify which party will provide the three business days' prior notice.

Merger Consideration, page 121

66.    Since the Distribution Tax Opinion is a condition to the consummation of the
       Transactions, please clarify whether the circumstances giving rise to your disclosure in
       the second paragraph contemplate waiver of such condition precedent to the merger being
       consummated.  In addition, with a view towards disclosure, please explain whether the
       number of shares of Georgia Gulf shares issuable to the Splitco stockholders may be
       increased over the 35.2 million shares anticipated to be issued in the merger if the top-up
       provisions are triggered.  We may have additional comments following the review of
       your disclosure.

Conditions to the Merger, page 139

67.    On page 140 you disclose that Georgia Gulf's obligation to effect the merger is subject to
       the satisfaction or waiver of, among other things, the achievement of certain income
       before income taxes of the PPG Chlor-Alkali and Derivatives Business.  Please disclose
       here or in a relevant section of the filing what these income targets are.

Debt Financing, page 155

PPG Bridge Facility, page 157

68.    Please clarify whether an increase in the PPG Bridge Facility due to the tax basis of the
       PPG Chlor-alkali and Derivatives Business, would result in an increase of the Splitco
       Debt Securities.  If so, please revise your disclosure accordingly.  To the extent there is a
       cap to the amount of the PPG Bridge Facility regardless of the tax basis, or the amount of
       the Splitco Debt Securities to be issued, so disclose.

Exchange Loans and Exchange Notes, page 158

69.    Please revise your disclosure to describe the material differences between these two debt
       instruments.  Please supplement your disclosure by identifying the party who will make
       the determination as to whether Exchange Loans or Exchange Notes would be
       exchangeable for the PPG Debt, and any material implications resulting from such
       determination.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company

acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:     Via E-mail
        Mark L. Hanson, Esq.
        Jones Day